SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F           Form 40-F  X
                                  ---                 ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No  X
                               ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated August 4, 2004, announcing that a 51-year-old man suffering from severe heart failure became the first patient to receive an implanted left ventricular assist system (LVAS) in the RELIANT (Randomized Evaluation of the Novacor(R) LVAS In A Non-Transplant Population) Trial for Destination Therapy.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

            WORLDHEART ANNOUNCES FIRST IMPLANT IN THE NOVACOR(R) LVAS
                      RELIANT TRIAL FOR DESTINATION THERAPY

OAKLAND, CALIFORNIA - August 4, 2004 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart or the Company), a worldwide pioneer in mechanical circulatory support systems, announced today that a 51-year-old man suffering from severe heart failure became the first patient to receive an implanted left ventricular assist system (LVAS) in the RELIANT (Randomized Evaluation of the Novacor(R) LVAS In A Non-Transplant Population) Trial for Destination Therapy. Dr. Richard N. Pierson III at the University of Maryland Medical Center performed the procedure in this landmark trial.

"I have had over 10 years of experience with the Novacor LVAS and several of my patients have been supported for over 3 years. The reliability and durability of the implanted device is critical in this indication. One of the primary goals of this Trial is to compare the safety and efficacy of the Novacor LVAS to the currently approved device for destination therapy. By presenting the Novacor as an alternative, I'm delighted to give my patients the opportunity to return home and enjoy living a normal life," said Dr. Pierson, Associate Professor of Surgery, Clinical Director, Heart and Lung Transplantation, Division of Cardiothoracic Surgery, University of Maryland.

The RELIANT clinical trial will evaluate the Novacor LVAS, a pump implanted alongside the patient's own heart to take over a large portion of the workload of the natural heart, in patients with advanced heart failure who are not eligible for heart transplantation. Without LVAS support, these patients have a life expectancy of less than two years. Patients in the study will be assigned to receive either the Novacor LVAS or a HeartMate(R) XVE LVAS approved earlier for this indication. Data from this Trial is expected to support a Premarket Approval (PMA) Supplement for use of Novacor LVAS by non-transplant eligible patients (Destination Therapy).

"I have worked with the Novacor LVAS in both the laboratory and patients since 1987. I am pleased to see this powerful treatment for heart failure enter a phase in which it can be evaluated for its benefit in patients for whom heart transplantation is not an option. To have the University of Maryland be on the forefront of this life saving trial is indeed a pleasure, and indicative of our team's experience and capabilities in caring for patients with end-stage heart failure," said Dr. Bartley P. Griffith, Professor of Surgery and Chief of Cardiothoracic Surgery, University of Maryland.

The Novacor LVAS is an electrically powered, pulsatile flow device with 20 years of clinical use. It is the first ventricular assist device to provide a recipient with more than 6 years of circulatory support. To date, more than 1,500 patients have been supported with the Novacor, with almost 600 patient years of experience, and no deaths attributable to device failure.

Dr. Piet Jansen, WorldHeart Chief Medical Officer, commented, "It is an exciting time for the LVAS industry and for WorldHeart. Our goal is to provide outstanding therapy and we are pleased to partner with the University of Maryland, a nationally recognized institution. As many as 40 US centers will join the Trial and make this choice available to their patients."

About the RELIANT Trial
The RELIANT Trial randomizes patients who enter the Trial to receive either a Novacor LVAS or a HeartMate on a 2:1 ratio. Costs of implants, including device costs, for both Novacor LVAS and HeartMate are eligible for reimbursement by Centers for Medicare and Medicaid Services and private insurers on the same basis as is available for reimbursement of HeartMate when used for Destination Therapy treatment outside the Trial.

About Novacor(R) LVAS
The Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as an alternative to transplantation, a bridge to transplantation, and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation system is a miniaturized implantable assist device building on the proven Novacor technology.


Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278 or (510) 563-4995 www.worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: August 4, 2004               By:      /s/ Mark Goudie
                                           -------------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer